
BAY 01
BAY 02
R3E

REE corner
P7 ASSEMBLY

FOURTH QUARTER 2022 FINANCIAL RESULTS

Strong order book growth; initial deliveries slated to begin in 4Q23

- Achieved key development milestones in 2022 on time and in line with budget with total operating expenses of $127 million
- Liquidity of $154 million supports anticipated non-GAAP operating expense of $70-$75 million for 2023 with P7 program fully funded into commercialization
- Strong order book growth for Powered by REE vehicles growing customer base from 2 to 8 since reporting 3Q22 results with 35 firm orders as of today
- Delivered 2 prototypes to an OEM for customer evaluation and testing
- Grew our go to market strategy by achieving direct sales and entering into additional dealership agreements in the US
- Provided suppliers with 2023-24 production forecast; built the first batch of production intent P7 vehicles for validation; certification activities underway
- Company expects to begin deliveries to customers in 4Q23; and is targeting COGS breakeven in the low hundreds of vehicles and adjusted EBITDA breakeven in the low thousands of vehicles


GEN-Y HITCH
THE ONLY HITCH YOU'LL EVER NEED
EATON
MULLEN





CEO Commentary

We continue to see growing demand for our P7 product line from fleets, dealers and OEMs as we are selectively and intentionally growing our customer base. We are prioritizing customers who have significant market share in the US and that are pioneering the transition to electric vehicles as we believe these customers have the potential to order significant volumes of vehicles. We are working closely with those customers who require a test fleet phase towards successful completion and scale adoption. We expect to complete the certification of P7 in the second half of the year, and shortly after receiving the required approvals, we anticipate delivering the first Powered by REE P7s to customers later this year.

As we look to 2023 and beyond, we have further important milestones to achieve, including the completion of certification activities, the delivery of initial vehicles, the successful completion of the fleet testing phase which we expect will lead to the receipt of additional orders. Building on the track record we established during the challenging environment in 2022, as a result of the hard work and commitment of our talented teams around the world, we will remain disciplined and focused and believe we will be able to reach our targets with significantly lower non-GAAP operating expenses of $70-75m for 2023 compared to 2022. *- Daniel Barel, REE's co-founder and CEO*

Commercial Developments

With strong demand, we are prioritizing customers who have significant market share in the US and that are pioneering the transition to electric vehicles. Since November 2022, we quadrupled our customer base from 2 to 8 in different industries such as vehicle rental and leasing, shipping and logistics, and dealers. This growth in customer base is also represented in our order book with 35 firm orders up from 3 as of November 2022. In addition to their initial orders, we believe these customers have the potential to order significant volumes of vehicles. We are working closely with those customers who require a testing phase in order to optimize this important process and advance to fleet orders.

Interest in our EV solutions continues to be robust as fleets both large and small seek to lower their carbon footprint and increase efficiency. We continue to conduct additional customer evaluations with prospective fleets, delivery, logistics and e-commerce companies as well as dealers in North America and other major markets around the world.

In addition, we delivered 2 different prototypes to a leading OEM for testing and validation. One of the vehicles Is our P7B which is undergoing testing and customer evaluations and the other is related to a long-term project.


R3E
R3E


BAY
02
ROTARY LIFT

Subsequent to the end of 4Q22, we started establishing a dealership network across the U.S. We have initially entered into agreements with 5 authorized dealers: Pritchard EV, Tom's Truck Center, Industrial Power & Truck Equipment, New England Truck Solutions and FMI Truck Sales & Services. Each of these dealers have placed initial orders, which are included in our current order book. We will offer training to authorized dealers to certify technicians to provide service on REE vehicles, facilitating adoption by fleets.

Existing orders include both the Class 3-4 P7-B and Class 5 Proxima Powered by REE. Orders for the P7-B are for cab chassis configurations, while orders for Proxima Powered by REE are for stripped chassis and a full vehicle via partnerships with body upfitter JBPCO. Both the P7-B and Proxima Powered by REE leverage our P7 platform, which features fully x-by-wire architecture supporting all-wheel steer and drive, adaptive regenerative braking, and torque vectoring as standard as well as over-the-air updates. Our vehicles set a new standard in commercial EVs, offering the greatest interior space on a given footprint, optimized driver ergonomics and ease-of-maneuverability.
As we seek to further expand our dealer network in the U.S., we can now offer financing solutions for our dealers through an agreement with Mitsubishi HC Capital America to provide financing solutions to dealers in the REE network. This agreement is designed to streamline the process of obtaining the financing required for the purchase of REE vehicles.

As we have said before, the initial orders by customers for test fleets present an opportunity to potentially receive additional orders in the future. Our focus is on the long-term opportunity that these orders and carefully selected customers represent so, accordingly, going forward we may chose not to disclose the number of such orders since they do not convey the actual long-term opportunity available to us.



Financial Highlights and Commercial Outlook

1. We ended 2022 with liquidity of $154 million and anticipate non-GAAP operating expense of $70-$75 million in 2023 as we execute on a disciplined approach and CapEx light model. We achieved key development milestones in 2022 on time and in line with budget with total non-GAAP operating expense of $101 million (total GAAP operating expense of $127 million).
2. GAAP net loss was $27.3 million in 4Q22 compared to $33.5 million in 3Q22 and $46.7 million in 4Q21. The decrease in GAAP net loss compared to 3Q22 is mainly driven by lower operating expenses, including transaction costs. The year-over-year decrease in GAAP net loss is mainly attributed to lower income from remeasurement of warrants and lower share-based compensation expense.
3. Non-GAAP net loss was $21.5 million in 4Q22 compared to $27.3 million in 3Q22 and $26.0 million in 4Q21. The decrease in non-GAAP net loss versus 3Q22 is mainly attributed to decreased operating expenses, including transaction costs. The year-over-year decrease in non-GAAP net loss is primarily related to decreased operating expenses as the Company shifts from ramping up its capabilities and market penetration towards commercial production into certification and testing.
4. As of December 31, 2022, the Company had $154 million of liquidity, comprised of cash, cash equivalents and short term investments, and no debt. The Company anticipates it has sufficient liquidity to achieve initial production of its P7 platform and continue to advance other commercial activities set forth above.
5. We see strong market demand for our products, and we believe our current, carefully selected customers already represent an opportunity for thousands of orders based on the fleet sizes and their annual order potential.
6. We are targeting our first vehicle deliveries in 4Q23 subject to certification. We are taking a measured approach to allow time for customer feedback, stabilizing production processes and, most importantly, optimizing our bill of material and production costs.
7. In 2024, we are expecting to continue to deliver initial orders and test fleets as well as to be able to convert the first test fleets into scale orders, a trend we expect to pick up throughout 2024 and 2025. By bolstering direct sales activities to large fleet owners while also growing our network of dealers, REE now covers the channels through which medium duty commercial vehicles are acquired.
8. The P7 program is fully funded into commercialization. Our CapEx light model is designed to support COGS breakeven in the low hundreds of vehicles and adjusted EBITDA breakeven in the low thousands of vehicles. We carefully watch market conditions and explore options for raising debt or equity capital in the right form and time based on the progress in our business cycle and needs.



Operational Development

Having reached production intent level, much of the intensive R&D and engineering spending is now complete, in part contributing to the significant decrease in planned cash spending from 2022 to 2023. We are now in the production and certification execution phase and are focused on passing required testing of the x-by-wire technology. Additionally, we are accumulating durability and validation miles according to plan to support certification, which is expected to be completed in 2H23.

Reaching production intent phase is an important step in our product maturity. As we continue our validation and verification protocols, we have ordered components for 25 P7 vehicles and submitted production forecasts with our suppliers for our main components through 2024. During 4Q22 we commenced the build of the first batch of P7 production intent vehicles, which were completed subsequent to the quarter.

As previously reported, we finalized the build out of our integration center in 3Q22. All major equipment is in place, and we have production capacity for 10,000 vehicles sets annually. During 4Q22, we validated the assembly process and dry cycled our modular production line comprised of 13 highly automated manufacturing cells. Additionally, our supply chain is now builtout, including the recent announcement of Microvast our battery supplier.

In order to achieve positive COGS margins in the low hundreds of deliveries we continue to work with our suppliers to optimize production tooling and bill of material costs and to further reduce production costs. We currently believe reaching these margin targets will require tooling investments, which we will be able to invest as our business cycle and customer feedback evolves.

Use of Non-GAAP Financial Measures

The Company has disclosed financial measurements in this shareholders letter that present financial information considered to be non-GAAP financial measures. These measurements are not a substitute for GAAP measurements, although the Company's management uses these measurements as an aid in monitoring the Company's on-going financial performance. Non-GAAP research and development, non-GAAP selling, general and administrative expenses and non-GAAP operating expenses exclude the impact of stock-based compensation. Non-GAAP net loss and non-GAAP loss per share also exclude non-recurring or unusual items that are considered by management to be outside the Company's standard operations and certain non-cash items. Adjusted EBITDA is a non-GAAP financial measurement that is considered by management to be useful in comparing the profitability among companies by reflecting operating results of the Company excluding such items.

There are limitations associated with the use of non-GAAP financial measures, including that such measures may not be comparable to similarly titled measures used by other companies due to potential differences among calculation methodologies. Thus, there can be no assurance whether (i) items excluded from the non-GAAP financial measures will occur in the future or (ii) there will be cash costs associated with items excluded from the non-GAAP financial measures. The Company compensates for these limitations by using these non-GAAP financial measures as supplements to GAAP financial measures and by providing the reconciliations for the non-GAAP financial measures to their most comparable GAAP financial measures. Investors should consider adjusted measures in addition to, and not as a substitute for, or superior to, financial performance measures prepared in accordance with GAAP.







REE AUTOMOTIVE LTD.
Condensed Consolidated Statements of Operations
U.S. dollars in thousands (except share and per share data)
(Unaudited)

	Three Months Ended			Twelve Months Ended	
	December 31, 2022	September 30, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Revenues	$ —	$ —	$ —	$ —	$6
Cost of sales	—	—	656	547	995
Gross loss	**—**	**—**	**(656)**	**(547)**	**(989)**
Operating expenses:					
Research and development expenses, net	18,423	20,879	23,292	78,225	252,424
Selling, general and administrative expenses	9,388	13,194	15,538	49,200	262,083
Total operating expenses	27,811	34,073	38,830	127,425	514,507
Operating loss	**(27,811)**	**(34,073)**	**(39,486)**	**(127,972)**	**(515,496)**
Income (expense) from warrants remeasurement	—	182	(6,239)	17,929	11,024
Financial income, net	633	893	297	4,371	423
Net loss before income tax	(27,178)	(32,998)	(45,428)	(105,672)	(504,049)
Income tax expense	81	454	1,223	1,748	1,281
Net loss	**($27,259)**	**($33,452)**	**($46,651)**	**($107,420)**	**($505,330)**
Net comprehensive loss	**($27,259)**	**($33,452)**	**($46,651)**	**($107,420)**	**($505,330)**
Basic and diluted net loss per Class A ordinary share	**($0.09)**	**($0.11)**	**($0.16)**	**($0.37)**	**($2.14)**
Weighted average number of ordinary shares and preferred shares used in computing basic and diluted net loss per share	297,772,255	294,191,361	284,294,928	293,499,025	235,612,764

REE AUTOMOTIVE LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)
(Unaudited)

	December 31, 2022	December 31, 2021
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$56,762	$275,772
Restricted cash	162	138
Short-term investments	96,857	—
Other accounts receivable and prepaid expenses	11,894	12,162
Total current assets	165,675	288,072
NON-CURRENT ASSETS:		
Non-current restricted cash	3,001	1,005
Other accounts receivable	3,337	1,184
Operating lease right-of-use asset	26,061	—
Property and equipment, net	16,939	2,675
Total non-current assets	49,338	4,864
TOTAL ASSETS	**$215,013**	**$292,936**

LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Trade payables	$6,172	$4,538
Other accounts payable and accrued expenses	11,118	16,018
Operating lease liability	2,748	—
Total current liabilities	20,038	20,556
NON-CURRENT LIABILITIES:		
Deferred revenues	943	943
Warrants liability	—	21,034
Operating lease liability	18,623	—
Total non-current liabilities	19,566	21,977
TOTAL LIABILITIES	**39,604**	**42,533**
SHAREHOLDERS' EQUITY:		
Ordinary and preferred shares	—	—
Additional paid-in capital	897,337	864,911
Accumulated deficit	(721,928)	(614,508)
Total shareholders' equity	**175,409**	**250,403**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$215,013**	**$292,936**

REE AUTOMOTIVE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
U.S. dollars in thousands
(Unaudited)

	Twelve Months Ended December 31,	
	2022	**2021**
Net cash used in operating activities	(112,585)	(59,139)
Net cash used in investing activities	(106,835)	(748)
Net cash provided by financing activities	2,430	291,295
Increase in cash, cash equivalents and restricted cash	(216,990)	231,408
Cash, cash equivalents and restricted cash at beginning of year	276,915	45,507
Cash, cash equivalents and restricted cash at end of period	$59,925	$276,915

Reconciliation of GAAP Financial Metrics to Non-GAAP
U.S. dollars in thousands
(Unaudited)
Reconciliation of Net Loss to Adjusted EBITDA

	Three Months Ended			Twelve months ended	
	Dec 31, 2022	Sep 30, 2022	Dec 31, 2021	Dec 31, 2022	Dec 31, 2021
Net Loss on a GAAP Basis	($27,259)	($33,452)	($46,651)	($107,420)	($505,330)
Financial income, net	(633)	(893)	(297)	(4,371)	(423)
Income tax expense	81	454	1,223	1,748	1,281
Depreciation, amortization, and accretion	1,430	964	192	4,254	484
Inventory write-off	—	—	251	—	251
Loss (income) from warrant valuation	—	(182)	6,239	(17,929)	(11,024)
Transaction costs related to warrants	—	—	—	—	2,887
Share-based compensation	5,720	6,363	14,115	26,892	448,077
Adjusted EBITDA	($20,661)	($26,746)	($24,928)	($96,826)	($63,797)

Reconciliation of GAAP research and development expenses to Non-GAAP research and development expenses; GAAP selling, general, and administrative expenses to Non-GAAP selling, general, and administrative expenses; GAAP operating expenses to Non-GAAP operating expenses; GAAP net loss to Non-GAAP net loss, and GAAP net loss per Share, basic and diluted to Non-GAAP net loss per Share, basic and diluted

	Three Months Ended			Twelve months ended	
	Dec 31, 2022	Sep 30, 2022	Dec 31, 2021	Dec 31, 2022	Dec 31, 2021
GAAP cost of sales expenses	$ —	$ —	$656	$547	$995
Inventory write-off	—	—	(251)	—	(251)
Share-based compensation	—	—	(128)	(72)	(437)
Non-GAAP cost of sales expenses	—	—	277	475	307
GAAP research and development expenses	18,423	20,879	23,292	78,225	252,424
Share-based compensation (1)	(2,927)	(3,664)	(5,559)	(13,188)	(208,935)
Non-GAAP research and development expenses	15,496	17,215	17,733	65,037	43,489
GAAP selling, general, and administrative expenses	9,388	13,194	15,538	49,200	262,083
Transaction costs related to warrants	—	—	—	— —	(2,887)
Share-based compensation (1) (2)	(2,793)	(2,699)	(8,428)	(13,632)	(238,705)
Non-GAAP selling, general, and administrative expenses	6,595	10,495	7,110	35,568	20,491
GAAP operating expenses	27,811	34,073	38,830	127,425	514,507
Transaction costs related to warrants	—	—	—	—	(2,887)
Share-based compensation (1) (2)	(5,720)	(6,363)	(13,987)	(26,820)	(447,640)
Non-GAAP operating expenses	22,091	27,710	24,843	100,605	63,980

GAAP net loss	(27,259)	(33,452)	(46,651)	(107,420)	(505,330)
Transaction costs related to warrants	—	—	—	—	2,887
Loss (income) from warrant valuation (3)	—	(182)	6,239	(17,929)	(11,024)
Share-based compensation	5,720	6,363	14,115	26,892	448,077
Inventory write-off	—	—	251	—	251
Non-GAAP net loss	($21,539)	($27,271)	($26,046)	($98,457)	($65,139)
Non-GAAP basic and diluted net loss per share	($0.07)	($0.09)	($0.09)	($0.34)	($0.28)
Weighted average number of ordinary shares and preferred shares used in computing basic and diluted net loss per share	297,772,255	294,191,361	284,294,928	293,499,025	235,612,764

---

1. *As disclosed in the Company's 20-F form filed on July 28, 2021, performance-based options were granted to founders prior to the merger with 10X Capital and were vested at the time of closing. As a result, the Company recorded non-cash share-based compensation expenses in the amount of $194.2 million and $194.2 million in research and development expenses and in selling, general and administrative expenses, respectively for the third quarter of 2021.*
2. *In June and August 2021, the Company issued ordinary shares to a strategic partner. For the second and third quarter of 2021, the Company recorded non-cash share-based compensation expenses in the amount of $15.9 million and $3.0 million in selling, general and administrative expenses, respectively.*
3. *In July 2021, the Company assumed public and private warrants as part of its merger with 10X Capital. "Loss (income) from warrant valuation" represents the change in fair value of the warrants.*

About REE Automotive

REE Automotive (Nasdaq: REE) is an automotive technology company that allows companies to build any size or shape of electric vehicle on their modular platforms. With complete design freedom, vehicles Powered by REE are equipped with the revolutionary REEcorner, which packs critical vehicle components (steering, braking, suspension, powertrain and control) into a single compact module positioned between the chassis and the wheel, enabling REE to build the industry's flattest EV platforms with more room for passengers, cargo and batteries. REE platforms are future proofed, autonomous capable, offer a low TCO, and drastically reduce the time to market for fleets looking to electrify. To learn more visit www.ree.auto.

Caution About Forward-Looking Statements

This communication includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding REE or its management team's expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to plans, projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words "aim" "anticipate," "appear," "approximate," "believe," "continue," "could," "estimate," "expect," "foresee," "intends," "may," "might," "plan," "possible," "potential," "predict," "project," "seek," "should," "would", "designed," "target" and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. All statements, other than statements of historical facts, may be forward-looking statements. Forward-looking statements in this communication may include, among other things, statements about REE's strategic and business plans, technology, relationships, objectives and expectations for our business, the impact of trends on and interest in our business, intellectual property or product and its future results, operations and financial performance and condition.

These forward-looking statements are based on information available as of the date of this communication and current expectations, forecasts, and assumptions. Although REE believes that the expectations reflected in forward-looking statements are reasonable, such statements involve an unknown number of risks, uncertainties, judgments, and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements. These factors are difficult to predict accurately and may be beyond REE's control. Forward-looking statements in this communication speak only as of the date made and REE undertakes no obligation to update its forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur.

Uncertainties and risk factors that could affect REE's future performance and could cause actual results to differ include, but are not limited to: REE's ability to commercialize its strategic plan, including its plan to successfully evaluate, produce and market its newest medium-duty electric box truck built on a P7 platform, as discussed in this communication; REE's ability to maintain and advance relationships with current Tier 1 suppliers and strategic partners; development of REE's advanced prototypes into marketable products; REE's ability to grow and scale manufacturing capacity through relationships with Tier 1 suppliers; REE's estimates of unit sales, expenses and profitability and underlying assumptions; REE's reliance on its UK Engineering Center of Excellence for the design, validation, verification, testing and certification of its products; REE's limited operating history; risks associated with plans for REE's initial commercial production; REE's dependence on potential suppliers, some of which will be single or limited source; development of the market for commercial EVs; intense competition in the e-mobility space, including with competitors who have significantly more resources; risks related to the fact that REE is incorporated in Israel and governed by Israeli law; REE's ability to make continued investments in its platform; the impact of the ongoing COVID-19 pandemic and any other worldwide health epidemics or outbreaks that may arise; and adverse global conditions, including macroeconomic and geopolitical uncertainty; the need to attract, train and retain highly-skilled technical workforce; changes in laws and regulations that impact REE; REE's ability to enforce, protect and maintain intellectual property rights; REE's ability to retain engineers and other highly qualified employees to further its goals; and other risks and uncertainties set forth in the sections entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in REE's annual report filed with the U.S. Securities and Exchange Commission (the "SEC") on March 28, 2022 and in subsequent filings with the SEC.